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CONTINUING CONNECTED TRANSACTIONS

NANYANG ASSET LEASE AGREEMENT

Reference is made to the announcements of the Company dated 29 December 2008 and 25 September 2012 in relation to the existing Asset Lease Agreement and the New Asset Lease Agreement and Property Lease Agreements.

As the existing Asset Lease Agreement expired on 31 December 2011 and the New Asset Lease Agreement and Property Lease Agreements do not cover the leases relating to Nanyang Jiangying Airport (which was originally covered under the existing Asset Lease Agreement), the Company and CSAHC have further entered into the Nanyang Asset Lease Agreement on 24 January 2013 (after trading hours) for the leases transaction relating to Nanyang Jiangying Airport for the period from 1 January 2012 to 31 December 2012 in compliance with Rule 14A.35(1) of the Listing Rules.

Pursuant to Rule 14A.27 of the Listing Rules, the relevant applicable percentage ratio for the transactions contemplated under the Nanyang Asset Lease Agreement, aggregated with the transactions contemplated under the New Asset Lease Agreement and Property Lease Agreements is still on an annual basis exceeding 0.1% and less than 5%, therefore, the transactions contemplated under the Nanyang Asset Lease Agreement constitute continuing connected transactions of the Company exempt from the independent shareholders' approval requirements and are only subject to the reporting, announcement and annual review requirements under the Listing Rules.

Reference is made to the announcement of China Southern Airlines Company Limited (the “Company”) dated 29 December 2008 where the Company announced that China Southern Air Holding Company (“CSAHC”) had renewed an asset lease agreement (the “existing Asset Lease Agreement”) with the Company, pursuant to which CSAHC agreed to continue to lease to the Company certain parcels of lands, properties, and civil aviation structures and facilities in Guangzhou, Haikou, Wuhan, Hengyang, Jingzhou (previously known as “Shashi”), Changsha, Shenyang, Dalian, Harbin, Changchun, Beijing, Shanghai and Nanyang for a term of 3 years up to 31 December 2011, which is renewable by agreement between both parties thereto.

Reference is also made to the announcement of the Company dated 25 September 2012 where the Company announced that the Company had entered into a new asset lease agreement (the “New Asset Lease Agreement”) to renew some leases transactions for a term of three years from 1 January 2012 to 31 December 2014. The Company also entered into five individual lease agreements (the “Property Lease Agreements”) with CSAHC in relation to certain fragmented leases for properties located in Harbin, Changchun, Dalian, Beijing and Shanghai as originally covered in the existing Asset Lease Agreement for a term of two years from 1 January 2012 to 31 December 2013.

As the existing Asset Lease Agreement expired on 31 December 2011 and the New Asset Lease Agreement and Property Lease Agreements do not cover the leases relating to Nanyang Jiangying Airport (which was originally covered under the existing Asset Lease Agreement), the Company and CSAHC have further entered into the Nanyang Asset Lease Agreement (the “Nanyang Asset Lease Agreement”) on 24 January 2013 (after trading hours) for the leases transaction relating to Nanyang Jiangying Airport for the period from 1 January 2012 to 31 December 2012 in compliance with Rule 14A.35(1) of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

NANYANG ASSET LEASE AGREEMENT

Date

24 January 2013 (after trading hours)

Parties

(a)	The Company, the principal business activity of the Company is that of civil aviation.

(b)	CSAHC, the controlling shareholder of the Company, directly and indirectly holding approximately 53.12% equity interest in the Company as of the date hereof, and is therefore a connected person of the Company under the Listing Rules. The principal business activity of CSAHC, based on its business license, is that of operating and managing, on behalf of the PRC government, certain state-owned assets.

Subject matter

Pursuant to the Nanyang Asset Lease Agreement, CSAHC agreed to lease to the Company certain lands, properties, facilities and structures at Nanyang Jiangying Airport for the period commencing from 1 January 2012 to 31 December 2012. Under the Nanyang Asset Lease Agreement, the rent payable is RMB12,441,306 and the Company shall fund this wholly out of its internal funds.

The lands and properties at Nanyang Jiangying Airport leased by CSAHC to the Company under the Nanyang Asset Lease Agreement are used in the civil aviation businesses of the Company. The renewal of the Nanyang Asset Lease Agreement allows the Company to continue to use those buildings, facilities and infrastructure to operate its expanded civil aviation business at rents not higher than the market rates for similar buildings, facilities, infrastructure and lands.

Historical Figures and Cap

The previous annual rental paid to CSAHC by the Company (i) under the existing Asset Lease Agreement; and (ii) for leases relating to Nanyang Jiangying Airport for the three years ended 31 December 2011 are as follows:

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	Under the existing Asset Lease Agreement	For leases relating to Nanyang Jiangying Airport
2009	RMB37,148,660	RMB5,897,523.42
2010	RMB39,006,093	RMB6,192,399.59
2011	RMB40,956,397.65	RMB6,502,019.57

As disclosed in the announcement of the Company dated 25 September 2012, the lease relating to Nanyang Jiangying Airport originally covered under the existing Asset Lease Agreement has yet to be included in the New Asset Lease Agreement as Nanyang Jiangying Airport was then under expansion reconstruction and the asset conditions and valuation of Nanyang Jiangying Airport are likely to be substantially changed after such reconstruction, which no accurate assessment of the rental value of Nanyang Jiangying Airport was available at that stage. As such, the Company and CSAHC were unable to agree earlier with each other regarding the proposed rental to be charged for the leases of certain lands, properties, facilities and structures at Nanyang Jiangying Airport.

The rent payable pursuant to the Nanyang Asset Lease Agreement of RMB12,441,306 is determined after arm’s length negotiation by the parties with reference to the then prevailing market rental for certain lands, properties, facilities and structures located at similar locations and actual rental incurred.

As more time is still required for the Company and CSAHC to negotiate the rental to be charged for the leases contemplated under the Nanyang Asset Lease Agreement for the two years ending 31 December 2014 (i.e. to obtain an updated rental assessment report after the expansion of the Nanyang Jianying Airport), further announcement(s) will be made by the Company when and as appropriate if there is any renewal of the asset lease agreement relating to Nanyang Jiangying Airport.

Implications under the Listing Rules

CSAHC is the controlling shareholder of the Company, directly and indirectly holding approximately 53.12% equity interest in the Company as of the date hereof, and is therefore a connected person of the Company under the Listing Rules. The board (the “Board”) of directors (the “Directors”) of the Company (including the independent non-executive Directors) considers that the terms of the Nanyang Asset Lease Agreement and the rent payable in respect thereof are fair and reasonable and are entered into on normal commercial terms, or on terms no less favourable than those available to independent third parties under the prevailing local market conditions, in the ordinary and usual course of business of the Company and in the interests of the Group and its shareholders as a whole.

Pursuant to Rule 14A.27 of the Listing Rules, the relevant applicable percentage ratio for the transactions contemplated under the Nanyang Asset Lease Agreement, aggregated with the transactions contemplated under the the New Asset Lease Agreement and Property Lease Agreements is still on an annual basis exceeding 0.1% and less than 5%, therefore, the transactions contemplated under the Nanyang Asset Lease Agreement constitute continuing connected transactions of the Company exempt from the independent shareholders' approval requirements and are only subject to the reporting, announcement and annual review requirements under the Listing Rules.

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GENERAL

Among the 12 Directors, four Directors, Mr. Si Xian Min, Mr. Wang Quan Hua, Mr. Yuan Xin An and Ms. Yang Li Hua, who were duly appointed to the Board by CSAHC, were required to abstain from voting in respect of the resolution to approve the Nanyang Asset Lease Agreement. All the remaining Directors who were entitled to vote, unanimously approved the resolutions approving the above Nanyang Asset Lease Agreement.

By order of the Board of
China Southern Airlines Company Limited
Xie Bing and Liu Wei

Joint Company Secretaries

Guangzhou, the People’s Republic of China

24 January 2013

As at the date of this announcement, the Directors include Si Xian Min, Wang Quan Hua, Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang, Xu Jie Bo and Li Shao Bin as executive Directors; and Gong Hua Zhang, Wei Jin Cai, Ning Xiang Dong and Liu Chang Le as independent non-executive Directors.

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